

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2015

By E-Mail
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **MGM Resorts International**
> **Additional Definitive Soliciting Materials**
> **Filed on April 21, 2015**
> **Filed by Land & Buildings Investment Management, LLC, et. al.**
> **File No. 001-10362**

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials

1. We note your disclosure that MGM has underperformed its peers but the chart provided does not include any data relating to MGM. Revise your disclosure to provide such comparative data.

2. We note your disclosure that the current board has a "history of poor investment decisions (e.g. CityCenter)." You refer to decisions, plural, yet you only provide one example to support your assertion. Please revise.

3. Please tell us who, among the company's security holders, makes up the "numerous shareholders who have told [you] they believe that the REIT structure should be independently evaluated…"

4. Please provide support for your disclosure that the Vail Resorts board, led by Mr. Hernandez, pressured Mr. Kincaid to resign from that board. Also, tell us why you attribute such actions to Mr. Hernandez alone and disclose whether Mr. Kincaid was given any reasons for the request of his resignation.

5. Your disclosure relating to Mr. Hernandez's service on the Lehman board appears to imply that he was responsible for that company's collapse. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for your assertion.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions